SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)

Diversified Product Inspections, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

255323107

(CUSIP Number)

Chief Executive Officer
Diversified Product Inspections, Inc.
380 North Old Woodward Avenue, Suite 300
Birmingham, Michigan  48009
Tel. No.: (248) 642-0333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2009

 (Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ..

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
(Continued on the following pages)

CUSIP No. 255323107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Jan Telander

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Sweden

	7	SOLE VOTING POWER:

NUMBER OF		8,218,447

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		151,200

WITH	10	SHARED DISPOSITIVE POWER:

8,067,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Mr. Jan Telander owns an aggregate of 8,218,447 shares beneficially, of which 151,200 shares are owned directly and 8,067,247 shares are owned indirectly through EIG Capital, Ltd., a controlled corporation.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 255323107	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: EIG Capital, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Belize

	7	SOLE VOTING POWER:

NUMBER OF		8,067,247

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,067,247

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 255323107	13D	Page 4 of 7 Pages

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

      (a) This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Diversified Product Inspections, Inc., a Delaware corporation (the "Company").

      (b) The principal executive offices of the Company are located at 380 North Old Woodard Ave., S.300, Birmingham, MI 48009.

Item 2.     Identity and Background.

      (a) This Statement on Schedule 13D is being jointly filed by Jan Telander ("Telander") and EIG Capital, Ltd., a Belize corporation ("EIG Capital"), collectively with Telander, the "Reporting Persons".

      (b) The business address of Telander is 380 North Old Woodard Ave., S.300, Birmingham, MI 48009 and the address of EIG Capital is 60 Market Square, Belize City, Belize.

      (c) EIG Capital is the sole stockholder of EIG Venture Capital, Ltd., EIG Capital Investments, Ltd. and Sofcon, Ltd., which are not Reporting Persons and which own directly 7,042,565, 270,100 and 754,582 shares of the Company’s common stock, respectively. Telander is the President and a director of each of EIG Venture Capital, Ltd., EIG Capital Investments, Ltd. and Sofcon, Ltd. and a director of EIG Capital and may therefore be deemed to beneficially own all of the securities owned by each of these entities.

      (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (e) Telander is a citizen of Sweden. Each of EIG Capital, EIG Venture Capital, Ltd., EIG Capital Investments, Ltd., and Sofcon, Ltd. is a Belize corporation.

Item 3.     Source and Amount of Funds or Other Consideration.

      The shares of the Company's Common Stock acquired by the Reporting Persons were acquired during the period from 2000 to October 2004 in open market purchases, as consideration from the Company for providing an equity line of credit to the Company and through the conversion of convertible notes of the Company issued as a result of investments made by the Reporting Persons in the Company with the internal funds of the Reporting Person directly making such investment.

CUSIP No. 255323107	13D	Page 5 of 7 Pages

*SEE INSTRUCTIONS BEFORE FILLING OUT!

In addition, as of April 30, 2009, the “Company”, Diversified Product Inspections, LLC, a Tennessee limited liability company (the “Buyer”), John Van Zyll, Ann Furlong, and Marvin Stacy (the “Management”), Sofcon, Limited, a Belize corporation, EIG Venture Capital, Ltd., a Belize corporation and EIG Capital Investments, Ltd., a Belize corporation (collectively, the “Plaintiffs”) closed the Settlement Agreement and Asset Purchase Agreement dated September 30, 2008 (the “Agreement”) among the parties. Pursuant to the terms of the Agreement, the Company transferred substantially all of its assets to the Buyer, the Buyer assumed all of the Company’s liabilities, and the Company paid $250,000 to one of the Plaintiffs. The Buyer is controlled by the Company’s Management. The Management sold 3,000,000 shares of common stock for $300 to EIG Venture Capital, Ltd., which is controlled Telander, and cancelled the remainder of their shares and all of their options to purchase shares of common stock, thereby reducing dilution to shareholders. Effective as of the Closing, there were 13,645,990 shares of common stock outstanding. Telander caused each of the Plaintiffs to dismiss with prejudice the litigation they had previously filed against the Company and the Management in state court in Florida. Prior to the closing, the Company was controlled by Mr. Van Zyll, Mr. Stacy and Ms. Furlong. As a result of the Agreement, there was a change in control of the Company as Telander is the beneficial owner of 8,218,447 shares of common stock giving him 60.22% ownership of the Company.

Item 4.     Purpose of Transaction.

      The Reporting Persons acquired the all of the shares of Common Stock reported herein as beneficially owned by them for investment purposes only.

      Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company orany of its subsidiaries;

(d)
Any change in the present board of directors or management of theCompany, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, except that an expansion of the Board of Directors over time is planned through filling existing vacancies;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure, except that the Company plans to enter a new line of business;

CUSIP No. 255323107	13D	Page 6 of 7 Pages

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(g)
Changes in the Company's charter, by-laws or instrumentscorresponding thereto or other actions which may impede the acquisition of control of the Company by any person, except that the Company plans to change its name;

(h)
Causing a class of securities of the Company to be delisted from anational securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible fortermination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

      Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding common stock set forth opposite the name of the Reporting Person below:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Stock

Telander	8,218,447*	60.22%

EIG Capital	8,067,247**	59.11%
______________
*  Includes shares owned directly by EIG Capital.
** Owned directly by EIG Capital and its 100% subsidiaries.

(b)	Telander shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares owned by EIG Capital reported as beneficially owned by Telander. Telander, as the President of EIG Capital, controls EIG Capital.

(c)	No transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons, except as described in Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item  6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

CUSIP No. 255323107	13D	Page 7 of 7 Pages

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 7.     Material to be Filed as Exhibits.

1.    Settlement Agreement and Asset Purchase Agreement (the “Agreement”) dated as of September 30, 2008, among the Company, Diversified Product Inspections, LLC, a Tennessee limited liability company), John Van Zyll, Ann Furlong, and Marvin Stacy and Sofcon, Limited, a Belize corporation, EIG Venture Capital, Limited, a Belize corporation, and EIG Capital Investments, Limited, a Belize corporation, filed as Annex A to the Company’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 13, 2009.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 7, 2009
(Date)

/s/ Jan Telander
Jan Telander

EIG CAPITAL, LTD.

By: /s/ Jan Telander
Jan Telander, President